[Venoco, Inc. Letterhead]

July 1, 2008

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Venoco Acquisition Company, LP
Form S-1 (Registration Statement No 333-149226)

Dear Mr. Schwall:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Venoco Acquisition Company, LP, a Delaware limited partnership (the "Registrant"), hereby requests that the above-captioned Registration Statement be withdrawn effective as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours,
Venoco Acquisition Company, LP
By:	Venoco Acquisition Company GP, LLC, its General Partner
By:	/s/ Timothy Marquez
Name:	Timothy Marquez
Title:	Chief Executive Officer
cc:
Sean Donahue, Securities and Exchange Commission
Bill Schneider, Venoco Acquisition Company
Tim Ficker, Venoco Acquisition Company
Terry Anderson, Venoco Acquisition Company
Alan P. Baden, Vinson & Elkins L.L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP
J. Vincent Kendrick, Akin Gump Strauss Hauer & Feld LLP